恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

082-01556

[redacted]

08000184

RECEIVED
2008 JAN 14 A 10:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref.: HASE/TL/HL/05276

19th December, 2007

SUPPL

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Connected Transactions – Acquisitions of 100% interest in China Hero Investments Limited & Super Ease Limited and approximately 23.57% interest in Harvest Development Limited

We enclose for your information a copy of the Company's announcement on 18th December, 2007 in relation to the subject matter, which is published on the websites of the Hong Kong Exchanges and Clearing Limited and the Company.

Yours faithfully,

Timon Liu
Company Secretary

PROCESSED
JAN 15 2008
THOMSON
FINANCIAL

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十二至七十六樓
72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 12)

CONNECTED TRANSACTIONS

ACQUISITIONS OF 100% INTEREST IN CHINA HERO AND SUPER EASE AND APPROXIMATELY 23.57% INTEREST IN HARVEST DEVELOPMENT

THE C&S ACQUISITION

On 12 December 2007, Carry Win, Mightymark and Mr. Yeung entered into the C&S Acquisition Agreement, pursuant to which Carry Win and Mr. Yeung agreed to sell and assign and Mightymark agreed to purchase and take assignment of the China Hero Sale Shares, the Super Ease Sale Shares and the Super Ease Sale Loan and such transactions were completed on the same date.

The aggregate consideration paid by Mightymark to Carry Win for the China Hero Sale Shares, the Super Ease Sale Shares and the Super Ease Sale Loan on Completion was approximately HK$332.22 million, which was satisfied in cash, subject to the C&S Adjustment based on the Audited Completion Accounts. The consideration for the China Hero Sale Shares and the Super Ease Sale Shares shall be adjusted based on the sum of the Adjusted NAV of each of China Hero and Super Ease respectively and the consideration for the Super Ease Sale Loan shall be adjusted based on the amount of the Super Ease Sale Loan to be disclosed in the Audited Completion Accounts.

In consideration of Mightymark agreeing to enter into the C&S Acquisition Agreement, Mr. Yeung agreed to cause Carry Win to perform certain obligations under the C&S Acquisition Agreement.

Prior to Completion, Carry Win held 100% beneficial interest in China Hero and Super Ease which hold all the C&S Properties. Upon Completion, China Hero and Super Ease became indirect wholly-owned subsidiaries of the Company.

THE HARVEST ACQUISITION

On 12 December 2007, Capital Land, Wellfine and Mr. Yeung entered into the Harvest Acquisition Agreement, pursuant to which Capital Land agreed to procure the sale of and assign, and Wellfine agreed to purchase and take assignment of, the Gainford Sale Share and the Harvest Sale Loan and the transactions were completed on the same date.

The aggregate consideration paid by Wellfine to Capital Land on Completion was approximately HK$263.65 million, which was satisfied in cash, subject to the Harvest Adjustment. The consideration for the Gainford Sale Share shall be adjusted by reference to the difference between the actual gross floor area of the Harvest Properties available for development under the then exchange of land or land use conversion with the Government of Hong Kong and the estimated gross floor area available for development as stated in the Harvest Acquisition Agreement.

In consideration of Wellfine agreeing to enter into the Harvest Acquisition Agreement, Mr. Yeung agreed to guarantee the due and punctual performance by Capital Land of its obligations under the Harvest Acquisition Agreement.

Gainford held approximately 23.57% interest in Harvest Development immediately prior to Completion. Harvest Development together with its wholly-owned subsidiary hold all the Harvest Properties. Gainford became an indirect wholly-owned subsidiary of the Company upon Completion. The Company's interest in Harvest Development increased from 55% to approximately 78.57% upon Completion.

LISTING RULES IMPLICATIONS

So far as the Company is aware after making reasonable enquiries, as Carry Win and Capital Land are companies controlled by Mr. Yeung, who is a substantial shareholder (as defined under the Listing Rules) of certain subsidiaries of the Company, Carry Win and Capital Land are therefore connected persons of the Company under the Listing Rules and the Acquisitions constitute connected transactions of the Company under Chapter 14A of the Listing Rules. As each of the relevant percentage ratios calculated pursuant to Rule 14A.32 of the Listing Rules for the Acquisitions is less than 2.5%, the Acquisitions are subject to the announcement requirements under the Listing Rules.

C&S ACQUISITION AGREEMENT

Date

12 December 2007

Parties

(i) Carry Win, a company controlled by Mr. Yeung, as vendor;
(ii) Mr. Yeung, as vendor and guarantor; and
(iii) Mightymark, a wholly-owned subsidiary of the Company, as purchaser.

So far as the Company is aware after making reasonable enquiries, as at the date of this announcement, Carry Win is controlled as to 80% by Mr. Yeung, who is a substantial shareholder (as defined under the Listing Rules) of certain subsidiaries of the Company, and 20% by a director (jointly with his associate, both in the capacity of executor of an estate) of a subsidiary of the Company. Carry Win is therefore a connected person of the Company under the Listing Rules.

Assets acquired

Pursuant to the C&S Acquisition Agreement, Mightymark agreed to acquire and take assignment from Carry Win and Mr. Yeung, who in turn agreed to sell, assign and procure such sale and assignment, as appropriate, to Mightymark the China Hero Sale Shares, the Super Ease Sale Shares and the Super Ease Sale Loan. The China Hero Sale Shares and the Super Ease Sale Shares represent the entire issued share capital of China Hero and Super Ease respectively.

Consideration

The aggregate consideration paid by Mightymark for the C&S Acquisition on Completion was approximately HK$332.22 million, comprising approximately HK$286.75 million for the China Hero Sale Shares, approximately HK$28.67 million for the Super Ease Sale Shares and approximately HK$16.79 million for the Super Ease Sale Loan, which will be subject to the C&S Adjustment based on the Audited Completion Accounts. The aggregate consideration amount was satisfied by Mightymark in cash on Completion.

Adjustment to consideration

The consideration for the China Hero Sale Shares and the Super Ease Sale Shares shall be adjusted on a dollar to dollar basis based on the sum of the Adjusted NAV of each of China Hero and Super Ease respectively and the consideration for the Super Ease Sale Loan shall be adjusted based on the amount of the Super Ease Sale Loan to be disclosed in the Audited Completion Accounts.

After Completion, the Audited Completion Accounts will be prepared and the Adjusted NAV of each of China Hero and Super Ease will be calculated. If in the case of China Hero or Super Ease, the Adjusted NAV shall be more or less than the amount of consideration paid for the China Hero Sale Shares and the Super Ease Sale Shares on Completion, and in the case of Super Ease, the amount of the Super Ease Sale Loan to be disclosed in the Audited Completion Accounts shall be more or less than the amount of consideration paid for the Super Ease Sale Loan on Completion, then Mightymark shall pay the shortfall to Carry Win or Carry Win shall refund the excess to Mightymark, as the case may be.

Adjusted NAV means, in relation to China Hero and Super Ease respectively, the net tangible asset value of each such company as at the date of Completion based on the Audited Completion Accounts and adjusted in accordance with the terms of the C&S Acquisition Agreement by replacing the value of the interests in the C&S Properties comprised therein with the value of such interests as agreed between Mightymark and Carry Win.

The consideration was agreed between Mightymark and Carry Win after arm's length negotiations and the agreed value of the C&S Properties referred to in the adjustment has taken into consideration the valuation made by an independent valuer on 9 November 2007, based on which the C&S Properties had an estimated value of approximately HK$332.00 million in aggregate.

Carry Win and Mr. Yeung have undertaken to Mightymark that there will not be any material discrepancies between the consideration paid on Completion and the aggregate value of the Adjusted NAV of China Hero and Super Ease and the Super Ease Sale Loan based on the Audited Completion Accounts.

The Directors (including the independent non-executive Directors) considered that the consideration was fair and reasonable and the entering into of the C&S Acquisition Agreement was in the interest of the Company and the Shareholders as a whole.

Warranties and indemnities

Customary warranties (including those in relation to title to assets, accounts and compliance with law) have been given by Carry Win and Mr. Yeung to Mightymark. A tax indemnity deed was also entered into amongst Carry Win, Mr. Yeung and Mightymark pursuant to which Carry Win and Mr. Yeung agreed to indemnify Mightymark in respect of certain tax liabilities relating to China Hero and Super Ease.

Guarantee

In consideration of Mightymark agreeing to enter into the C&S Acquisition Agreement, Mr. Yeung agreed to cause Carry Win to perform certain obligations in respect of the Completion of the C&S Acquisition and compliance of warranties given by Carry Win under the C&S Acquisition Agreement.

Completion

Completion of the C&S Acquisition took place on 12 December 2007. Accordingly, China Hero and Super Ease have become indirect wholly-owned subsidiaries of the Company.

BACKGROUND ON CARRY WIN, CHINA HERO, SUPER EASE AND THE C&S PROPERTIES

Carry Win

Carry Win is an investment holding company incorporated in Hong Kong with limited liability which held a 100% beneficial interest in China Hero and Super Ease immediately before Completion.

China Hero and Super Ease

Both China Hero and Super Ease are investment holding companies incorporated in Hong Kong with limited liability, and together they hold the C&S Properties. As disclosed in the latest audited financial statements as at 31 December 2005, the net asset value of China Hero was approximately HK$4.08 million and as disclosed in the latest audited financial statements as at 30 June 2005, the net liability of Super Ease was approximately HK$0.05 million. Such net asset value and net liability had not accounted for the estimated value of the C&S Properties as reflected by the aforesaid independent valuation which had been taken into account in arriving at the consideration for the C&S Acquisition.

Based on the audited financial statements of China Hero, the audited profit before taxation and after taxation amounted to HK$89,062.00 for the year ended 31 December 2005. The only significant assets of China Hero and Super Ease are the C&S Properties. All the expenses incurred in relation to the C&S Properties were capitalized, and as the developments on the C&S Properties have not commenced, there is also no revenue, therefore no profit and loss from operations were disclosed in the management accounts of China Hero and Super Ease up to 30 November 2007.

The C&S Properties

The C&S Properties are mainly agricultural land located at Demarcation District No. 104, Yuen Long, New Territories, with a total site area of approximately 913,541 square feet. According to the management accounts of China Hero and Super Ease provided by Carry Win, the book value of the C&S Properties up to 30 November 2007 amounted to approximately HK$5.94 million (in respect of such parts of the C&S Properties held by China Hero) and approximately HK$18.77 million (in respect of such parts of the C&S Properties held by Super Ease). So far as the Company is aware after making reasonable enquiries, the aggregate book value of approximately HK$24.7 million represented the historical and original acquisition costs of the C&S Properties recorded in the books of China Hero and Super Ease, given that no revaluation was performed by either company for the respective accounting periods up to 30 November 2007.

HARVEST ACQUISITION AGREEMENT

Date

12 December 2007

Parties

(i) Capital Land, a company controlled by Mr. Yeung as vendor;
(ii) Wellfine, a wholly-owned subsidiary of the Company, as purchaser; and
(iii) Mr. Yeung, as guarantor for the obligations of Capital Land.

So far as the Company is aware after making reasonable enquiries, as at the date of this announcement, Capital Land is held as to 96% by Carry Win, which is in turn controlled as to 80% by Mr. Yeung, who is a substantial shareholder (as defined under the Listing Rules) of certain subsidiaries of the Company, and 20% by a director (jointly with his associate, both in capacity of executor of an estate) of a subsidiary of the Company. Capital Land is therefore a connected person of the Company under the Listing Rules. So far as the Company is aware after making reasonable enquiries, the remaining 4% in Capital Land is held by third parties independent of the Company.

Assets acquired

Pursuant to the Harvest Acquisition Agreement, Wellfine agreed to acquire and take assignment from Capital Land, and Capital Land agreed to procure the sale of and assign to Wellfine the Gainford Sale Share and the Harvest Sale Loan. The Gainford Sale Share represents the entire issued share capital of Gainford.

As at the date of the Harvest Acquisition Agreement and prior to Completion, the shares of Harvest Development were held as to 99 shares (representing approximately 23.57% of its entire issued share capital) by Gainford, as to 90 shares (representing approximately 21.43% of its entire issued share capital) by Capital Land and as to 231 shares (representing 55% of its entire issued share capital) by Wellfine.

The subject of acquisition under the Harvest Acquisition was the 23.57% interest in Harvest Development. The only asset held by Gainford was the 23.57% of the issued share capital of Harvest Development. Acquisition of the entire issued shares of Gainford is therefore effectively an acquisition of such 23.57% issued share capital of Harvest Development. The Harvest Sale Loan was attributable to such 23.57% interest in Harvest Development and was owed by Harvest Development directly to Capital Land. Accordingly, the Harvest Sale Loan was also assigned to Wellfine from Capital Land as part of the acquisition of the 23.57% interest in Harvest Development.

Consideration

The aggregate consideration paid by Wellfine to Capital Land on Completion was approximately HK$263.65 million, which was satisfied in cash, subject to the Harvest Adjustment. The consideration was agreed after arms length negotiations by reference to the value of the Harvest Properties (taking into consideration valuation made by an independent valuer on 9 November 2007) and the estimated gross floor area under the Harvest Properties available for development. Based on the independent valuation, the Harvest Properties had an estimated value of approximately HK$1,100.00 million in aggregate.

Adjustment to consideration

The consideration for the Gainford Sale Share shall be adjusted by reference to the difference between the actual gross floor area of the Harvest Properties available for development under the then exchange of land or land use conversion with the Government of Hong Kong and the estimated gross floor area available for development as stated in the Harvest Acquisition Agreement. The unit price/rate for calculating any adjustment with reference to such difference was agreed between Wellfine and Capital Land on an arms' length basis in light of their respective commercial views in relation to the expected development prospects of the Harvest Properties and based on the valuation made by the independent valuer. The Harvest Adjustment is not expected to be material to the Company.

The Directors (including the independent non-executive Directors) considered that the consideration was fair and reasonable and the entering into of the Harvest Acquisition Agreement was in the interest of the Company and the Shareholders as a whole.

Warranties and indemnities

Warranties in relation to the title to the Gainford Sale Share and the Harvest Sale Loan were given by Capital Land and Mr. Yeung to Wellfine. A tax indemnity deed was also entered into amongst Capital Land, Mr. Yeung and Wellfine pursuant to which Capital Land and Mr. Yeung agreed to indemnify Wellfine in respect of certain tax liabilities relating to Harvest Development.

Guarantee

In consideration of Wellfine agreeing to enter into the Harvest Acquisition Agreement, Mr. Yeung agreed to guarantee the due and punctual performance by Capital Land of its obligations thereunder.

Completion

Completion of the Harvest Acquisition took place on 12 December 2007. Accordingly, Gainford has become an indirect wholly-owned subsidiary of the Company.

The Company's interest in Harvest Development increased from approximately 55% to approximately 78.57% upon Completion.

BACKGROUND ON CAPITAL LAND, GAINFORD, HARVEST DEVELOPMENT AND HARVEST PROPERTIES

Capital Land

Capital Land is an investment holding company incorporated in Hong Kong.

Gainford

Gainford is an investment holding company incorporated in BVI which holds approximately 23.57% equity interest in Harvest Development.

Gainford, being newly incorporated, has no assets except for the 99 shares in and representing approximately 23.57% equity interest in the issued share capital of Harvest Development and there has been no profit or loss from operations since the date of its incorporation. The cost of interest in Gainford to Capital Land was US$1.00, being the nominal value of the Gainford Sale Share. The original acquisition cost by Gainford of its equity interest in Harvest Development was recorded in the books of Gainford at HK$99.00, being the par value for the 99 shares in Harvest Development.

Harvest Development

Harvest Development is a company incorporated in Hong Kong with limited liability. Harvest Development together with its wholly-owned subsidiary hold the Harvest Properties. The net asset value of Harvest Development as disclosed in the latest audited consolidated financial statements was HK$1.34 million (as at 30 June 2006).

Based on the audited consolidated financial statements of Harvest Development, the audited profit before taxation and audited profit after taxation amounted to HK$1,111,076 and HK$488,534 for the years ended 30 June 2005 and 2006 respectively and the unaudited loss before taxation and unaudited loss after taxation for the four months ended 31 October 2007 amounted to approximately HK$5,805. The profits of Harvest Development for the said two financial years were mainly attributable to the gain on resumption by the Government of Hong Kong of certain interest in land together with the relevant interest received.

The Harvest Properties

The Harvest Properties are mainly agricultural land located at Demarcation District No. 206, Lok Wo Sha, New Territories, with a total site area of approximately 615,750 square feet.

REASONS AND BENEFITS OF THE ACQUISITIONS

The Board considered that the Acquisitions would increase the Group's land bank portfolios in Hong Kong. The Harvest Properties are currently intended for residential development purpose by the Group, while the Group has no existing development plan regarding the C&S Properties.

The principal business activities of the Group are property development and investment, project management, building construction, property management, infrastructures, hotel operation, department store operation, finance and investment holding.

Having considered the above, the Directors (including the independent non-executive Directors) considered that the terms of the Acquisitions were fair and reasonable, on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

The Acquisitions were funded by the internal resources of the Group.

IMPLICATION OF THE LISTING RULES AS TO THE ACQUISITIONS

As both Carry Win and Capital Land are companies controlled by Mr. Yeung, who is a substantial shareholder (as defined under the Listing Rules) of certain subsidiaries of the Company, Carry Win and Capital Land therefore are connected persons of the Company under the Listing Rules and the Acquisitions constitute connected transactions of the Company under Chapter 14A of the Listing Rules. As each of the relevant percentage ratios calculated pursuant to Rule 14A.32 of the Listing Rules for the Acquisitions is less than 2.5%, the Acquisitions are subject to the announcement requirements under the Listing Rules.

In the event that any of the relevant percentage ratios calculated based on the adjusted amount of consideration in the Acquisitions shall exceed 2.5% pursuant to Rule 14A.32 of the Listing Rules, the Company will recomply with the applicable provisions of the Listing Rules in the future. The Directors do not expect there will be any material adjustment to the amount of consideration in any of the Acquisitions to the extent that independent shareholders' approval will be required under the Listing Rules.

DEFINITIONS

"Acquisitions"	the C&S Acquisition and the Harvest Acquisition
"Adjusted NAV"	has the meaning given to such term under the sub-section headed "Adjustment to consideration" under the section headed "C&S Acquisition Agreement"
"Audited Completion Accounts"	the audited accounts of China Hero and Super Ease up to the date of Completion to be prepared by auditors designated by Mightymark and delivered by Carry Win to Mightymark not later than 60 days after Completion
"Board"	the board of Directors
"BVI"	the British Virgin Islands
"Capital Land"	Capital Land Limited, a company incorporated in Hong Kong and a subsidiary of Carry Win
"Carry Win"	Carry Win Limited, a company incorporated in Hong Kong and controlled by Mr. Yeung, a connected person of the Company
"China Hero"	China Hero Investments Limited, a company incorporated in Hong Kong which holds part of the C&S Properties
"China Hero Sale Shares"	1,000,000 ordinary shares of HK$1.00 each in the issued share capital of China Hero, representing the entire issued share capital of China Hero as at the date of the C&S Acquisition Agreement

"Company"	Henderson Land Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Completion"	completion of the C&S Acquisition or the Harvest Acquisition, as the case may be, which has taken place on 12 December 2007
"C&S Acquisition"	the acquisition of the China Hero Sale Shares, the Super Ease Sale Shares and the Super Ease Sale Loan by Mightymark from Carry Win and Mr. Yeung pursuant to the terms of the C&S Acquisition Agreement
"C&S Acquisition Agreement"	the sale and purchase agreement dated 12 December 2007 entered into amongst Carry Win, Mightymark and Mr. Yeung, pursuant to which Carry Win and Mr. Yeung agreed to sell, and Mightymark agreed to purchase the China Hero Sale Shares, the Super Ease Sale Shares and the Super Ease Sale Loan and Mr. Yeung provided certain customary warranties and agreed to cause Carry Win to perform certain obligations under the agreement
"C&S Adjustment"	the adjustment to the consideration payable under the C&S Acquisition Agreement as described in the sub-section headed "Adjustment to consideration" under the section headed "C&S Acquisition Agreement"
"C&S Properties"	various lots of land located at Demarcation District No. 104, New Territories
"Directors"	the directors of the Company
"Gainford"	Gainford Resources Limited, a company incorporated in BVI and an indirect wholly-owned subsidiary of Capital Land as at the date of (but before the completion of) the Harvest Acquisition Agreement
"Gainford Sale Share"	one share in Gainford, representing the entire issued share capital of Gainford as at the date of the Harvest Acquisition Agreement
"Group"	the Company and its subsidiaries
"Harvest Acquisition"	the acquisition of the Gainford Sale Share and the Harvest Sale Loan by Wellfine from Capital Land pursuant to the terms of the Harvest Acquisition Agreement
"Harvest Acquisition Agreement"	the sale and purchase agreement dated 12 December 2007 entered into amongst Capital Land, Wellfine and Mr. Yeung pursuant to which Capital Land agreed to sell and Wellfine agreed to purchase the Gainford Sale Share and the Harvest Sale Loan and Mr. Yeung has agreed to guarantee the obligations of Capital Land thereunder

"Harvest Adjustment"	the adjustment to the consideration payable under the Harvest Acquisition Agreement as described in the sub-section headed "Adjustment to consideration" under the section headed "Harvest Acquisition Agreement"
"Harvest Development"	Harvest Development Limited, a company incorporated in Hong Kong with limited liability
"Harvest Properties"	various lots of land located mainly in Demarcation District No. 206, New Territories
"Harvest Sale Loan"	the sum of approximately HK$43.17 million outstanding and owing immediately prior to Completion of the Harvest Acquisition Agreement by Harvest Development to Capital Land
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mightymark"	Mightymark Investment Limited, a company incorporated in Hong Kong and a wholly owned subsidiary of the Company
"Mr. Yeung"	Mr. Yeung Sai Hong, a substantial shareholder (as defined under the Listing Rules) of certain subsidiaries of the Company and a connected person of the Company under the Listing Rules
"Shareholders"	holders of shares in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Super Ease"	Super Ease Limited, a company incorporated in Hong Kong which holds part of the C&S Properties
"Super Ease Sale Shares"	2 ordinary shares of HK$1.00 each in the issued shares of Super Ease, representing the entire issued share capital of Super Ease as at the date of the C&S Acquisition Agreement
"Super Ease Sale Loan"	the sum of approximately HK$16.79 million outstanding and owing by Super Ease to Carry Win immediately prior to the completion of the C&S Acquisition
"Wellfine"	Wellfine Development Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company
"%"	per cent.
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

"US$"	United States dollars, the lawful currency of the United States

By Order of the Board
Henderson Land Development Company Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 18 December 2007

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

END